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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 29 2004 PROCESSING SECTION WASH.

SEC FILE NUMBER

8-40892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MDNH Partners, L.P. ~~and Subsidiary~~

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 660
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan 415-293-3897
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED FEB 13 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Herbert C. Kurlan, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of MDNH Partners, L.P. and Subsidiary, as of November 30, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of January 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Herbert Kurlan
Signature

President of the General Partner
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MDNH Partners, L.P. and Subsidiary

Statement of Financial Condition

November 30, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

MDNH Partners, L.P. and Subsidiary
Table of Contents
November 30, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
MDNH Partners, L.P. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of MDNH Partners, L.P. and Subsidiary, including the consolidated condensed schedule of investments, as of November 30, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5 to the consolidated financial statement, exchange memberships are stated at market value. U.S. generally accepted accounting principles require that exchange memberships be stated at historical cost.

In our opinion, except for the effects of valuing exchange memberships at market value, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of MDNH Partners, L.P. and Subsidiary as of November 30, 2003, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
December 19, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

MDNH Partners, L.P. and Subsidiary
Consolidated Statement of Financial Condition
November 30, 2003

Assets

Cash and cash equivalents	$ 169,100
Receivable from brokers	21,865,811
Securities owned	
Marketable ($31,736,568 pledged)	32,184,082
Not readily marketable	3,230,238
Exchange memberships, at market value	260,000
Other assets	351,456
Total assets	$ 58,060,687

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 43,491,008
Accounts payable and accrued expenses	176,870
Redemptions payable	2,521,041
Minority interest	120,000
Total	46,308,919
Partners' capital	11,751,768
Total liabilities and partners' capital	$ 58,060,687

See accompanying notes.

MDNH Partners, L.P. and Subsidiary
Consolidated Condensed Schedule of Investments
November 30, 2003

This consolidated condensed schedule of investments presents the Partnership's individual investments and investments in any one issuer that constitute more than 5 percent of partners' capital. For the most part, positions are interrelated and result in hedged transactions from a risk standpoint. For example, a long stock position will likely have related short calls or long puts that offset the risk of carrying the long stock. Similarly, a short stock position will likely have long calls or short puts to offset the risk of carrying the short stock. This hedging allows the Partnership to benefit from leverage while substantially limiting risk. From time to time, the Partnership also enters into unhedged positions. Management of the general partner closely monitors all trading activities and trades in and out of these positions, as appropriate.

Marketable securities owned, equities - 118.3%		
Gold and silver - 25.9%		
Agnico Eagle Mines LTD., 200,141 shares	$ 2,371,671	
Other	1,144,870	
		$ 3,516,541
Oil and gas operations - 20.8%		
Chesapeake Energy Corp, 211,332 shares	2,578,250	
Other	236,317	
		2,814,567
Oil and well services - 7.1%		
Transocean Inc., 48,756 shares	944,697	
Other	14,340	
		959,037
Software and programming - 5.7%		
Oracle Systems CP, 59,318 shares	713,002	
Other	66,351	
		779,353
Other - 58.8%		7,970,620
Total marketable securities owned, equities		16,040,118
Marketable securities owned, equity options - 118.0%		
Apparel manufacturer - 5.3%		
Coach Inc., 672 calls, 151 puts		723,750
Audio and video equipment - 5.2%		
Sony Corp ADR, 1,266 calls, 957 puts		710,630
Communications equipment - 18.9%		
Lucent Tech, 10,646 calls, 2,061 puts	922,005	
Nortel Net CP, 9,456 calls, 4,634 puts	1,158,875	
Other	478,620	
		2,559,500
Gold and silver - 10.6%		1,432,985
Gold mining - 6.1%		822,930
Oil and gas operations - 7.4%		
Chesapeake Energy Corp, 6,500 calls, 4,384 puts	902,010	
Other	106,175	
		1,008,185

Oil and well services - 5.9%		
Transocean Inc., 2,245 calls, 842 puts		$ 800,540
Tobacco - 6.3%		
Altria Group Inc., 976 calls, 357 puts		854,195
Other - 52.3%		7,091,235
Total marketable securities owned, equity options		16,003,950
Marketable securities owned, bonds - 1.0%		
Corporate and international bonds - 1.0%		140,014
Marketable securities sold, not yet purchased, equities - 248.1%		
Apparel manufacturer - 11.8%		
Coach Inc., 39,992 shares		1,593,281
Audio and video equipment - 8.2%		
Sony Corp ADR, 32,283 shares		1,108,921
Biotechnology and drugs - 6.0%		807,355
Communications equipment - 17.9%		
Lucent Tech, 361,920 shares	$ 1,158,144	
Other	1,274,015	
		2,432,159
Communications services - 9.7%		
Alltel Corporation, 25,164 shares	1,142,697	
Other	176,202	
		1,318,899
Electric utilities - 7.2%		
TXU Corp, 43,700 shares	967,518	
Other	7,216	
		974,734
Gold and silver - 14.4%		
Newmont Mining Corp., 14,450 shares	695,023	
Pan American Silver Corp, 70,809 shares	941,052	
Other	310,540	
		1,946,615
Gold mining - 8.7%		
Kinross Gold Corp, 82,679 shares	734,190	
Other	446,605	
		1,180,795
Real estate operations - 9.5%		
Duke-Weeks Realty Corp., 42,027 shares		1,294,342
Regional banks - 25.8%		
Beazer HMS, 32, 664 shares	3,485,575	
Other	11,300	
		3,496,875

MDNH Partners, L.P. and Subsidiary
Consolidated Condensed Schedule of Investments
November 30, 2003

Retail - discount - 5.9%		
Dollar Gen, 37,610 shares		$ 794,323
Semiconductors - 7.5%		1,018,588
Therapeutics - 16.8%		
Neurocrine Biosciences, 43,221 shares		2,283,365
Tobacco - 30.3%		
Altria Group Inc., 79,094 shares		4,112,888
Other - 68.4%		9,273,765
Total marketable securities sold, not yet purchased, equities		33,636,905
Marketable securities sold, not yet purchased, equity options - 72.7%		
Biotechnology and drugs - 7.0%		944,925
Gold and silver - 5.9%		797,730
Oil and gas operations - 10.7%		
Chesapeake Energy Corp, 7,208 calls, 1,306 puts	$ 1,439,840	
Other	8,880	
		1,448,720
Other - 49.1		6,662,728
Total marketable securities sold, not yet purchased, equity options		9,854,103
Securities, not readily marketable - 23.8%		
Sovereign Capital Partners, LLC		1,830,300
Other		1,399,938
Total securities, not readily marketable		3,230,238
Futures - 0.1%		
Receivable on open contracts - 0.1%		10,954
Payable on open contracts - 0.2%		(28,489)
Total futures		(17,535)
Options on futures - 3.2%		
Receivable on open contracts - 4.4%		593,331
Payable on open contracts - 1.1%		(152,714)
Total options on futures		440,617
Total investments		$ (7,653,606)

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations and Basis of Consolidation—MDNH Partners, L.P. (the "Parent") and its majority owned subsidiary, MDNH Traders, LLC (the "Subsidiary") (collectively, the "Partnership"), are broker-dealers registered under the Securities Exchange Act of 1934 and act as market makers on exchanges located in San Francisco, Chicago, and New York. The Partnership also invests in limited partnerships and limited liability companies.

The Parent's partnership agreement and the Subsidiary's operating agreement provide, among other things, that the Parent and Subsidiary shall dissolve no later than December 31, 2019 and December 31, 2010, respectively.

The consolidated financial statements include the accounts of the Parent and the Subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

The Partnership clears all securities and derivatives transactions through other clearing brokers. Consistent with common business practice, the Partnership's primary clearing broker provides certain services at no cost.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Partnership defines cash equivalents as all highly liquid investments purchased with a maturity of three months or less.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices.

Securities not readily marketable consist of investments in limited partnerships and limited liability companies that are carried at estimated fair value based on market values of underlying investments or as determined in good faith by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, management's estimate of values of these investments may differ significantly from the values that would have been used had a ready market existed for these investments.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year end exchange rates. Revenue and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from translation of assets, liabilities, revenue and expenses are recorded in income.

Income Taxes—The consolidated financial statements do not reflect any federal income tax provision or liability because the income of the Partnership is taxable to the partners.

Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, at November 30, 2003 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 16,040,118	$ 33,636,905
Equity options	16,003,950	9,854,103
Bonds	140,014	
Total	$ 32,184,082	$ 43,491,008

At November 30, 2003, marketable securities of $31,736,568 and cash at brokers of $19,473,475 were pledged as collateral for securities sold, not yet purchased.

Securities not readily marketable at November 30, 2003 include investments in entities affiliated through common ownership of $654,000. Subsequent to year end, securities not readily marketable of $1,830,300 are to be redeemed for an amount substantially equal to carrying value.

Note 4 Partners' Capital

The Parent's partnership agreement provide for two classes of limited partners. B Limited Partners are invested in the trading of an officer and major shareholder of the General Partner (the "Officer") and A Limited Partners are invested in the remainder of the Partnership's operations, including the Subsidiary.

Profits and losses are allocated on a quarterly basis in accordance with the Parent's partnership agreement. Profits to A Limited Partners are first allocated to provide a cumulate preferred return, as defined, at an annual rate of 5 percent, and then 65 percent of profits thereafter, with the remaining 35 percent allocated to the General Partner. Losses are allocated first to A Limited Partners and then to the General Partner. Accumulated prior losses, if any, allocated to the A Limited Partners, are recouped before profit allocation. Accumulated losses after April 1, 2002, if any, allocated to the B Limited Partners are recouped before profit allocation. Profits to B Limited Partners are first allocated to provide a non-cumulative preferred return, as defined, at an annual rate of 5 percent, and then 50 percent of profits thereafter, with the remaining 50 percent allocated to the Officer.

The Parent's partnership agreement provides, among other things, that the General Partner shall maintain a capital balance equal to at least $150,000, and in no event less than 1 percent of aggregate capital accounts of all partners, and is responsible for the day to day operations and management of the Partnership.

Note 4 Partners' Capital, *Continued*

Limited partners may not withdraw capital from the Partnership within the first year of being a limited partner and without prior written notice, as provided in the partnership agreement, unless otherwise allowed by the General Partner.

Limited partners may contribute additional capital on the first business day of each fiscal quarter. Any contributions received prior to such date are considered capital contributions received in advance. Limited partners may also withdraw at the discretion of the General Partner some or all of their entire capital in $100,000 increments as of the close of business on the last business day of any calendar month upon giving 45 days written notice. Unpaid withdrawals are considered redemptions payable.

The General Partner is also an A Limited Partner of the Partnership. A Limited Partners' capital at November 30, 2003 includes $302,468 of equity of the general partner.

Note 5 Exchange Memberships

Exchange memberships are stated at market value and unrealized gains or losses are reflected in income. Generally accepted accounting principles require that exchange memberships be stated at historical cost. If the exchange memberships were stated at historical cost, exchange memberships and partners' capital would have been decreased by $110,600 as of November 30, 2003.

Note 6 Related Parties

At November 30, 2003, other assets includes a receivable from the Officer of $152,000, which was paid subsequent to year end. Also, at November 30, 2003, accounts payable and accrued expenses includes amounts due to an officer of the General Partner of $35,000 arising from trading activities.

The Partnership pays an entity owned by a shareholder of the General Partner for trading and management related services.

The Partnership clears certain transactions through a clearing broker affiliated through common ownership.

Note 7 Employee Benefit Plan

The Partnership maintains a qualified profit sharing and money purchase plan covering all eligible employees. Under the provisions of the plan, the Partnership may elect to make discretionary contributions to the plan.

Note 8 Commitments

The Partnership subleases office space under a lease that commences August 2003 and expires in March 2007. At November 30, 2003, the minimum annual rental commitments under this operating lease, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2004	$ 48,000
2005	48,000
2006	48,000
2007	16,000
	$ 160,000

Note 9 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, decreases the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the consolidated statement of financial condition at November 30, 2003, at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to November 30, 2003.

Note 9 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Partnership clears all of its trades through five clearing brokers. In the event the Partnership's clearing brokers do not fulfill their obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of these parties.

Note 10 Net Capital Requirements

The Parent is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Parent is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2003, the Parent had net capital and net capital requirements of approximately $916,000 and $180,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.

The Subsidiary is also a broker-dealer subject to Rule 15c3-1. As of November 30, 2003, the Subsidiary was in compliance with this requirement.

Note 11 Consolidated Subsidiary

The Subsidiary has total assets of approximately $45,925,000 and members' equity of approximately $5,425,000 at November 30, 2003.

The accounts of the Subsidiary are not included in the Parent's computation of net capital as the assets of the Subsidiary are not readily available for the protection of the Parent's creditors, and the liabilities of the Subsidiary are not guaranteed by the Parent.

Note 12 Financial Highlights

The total return for limited partners for the year ended November 30, 2003 was approximately 2 percent. Total return has been calculated for the limited partners taken as a whole. An individual partner's return may vary based on the timing of capital transactions.